Exhibit (a)(5)(G)

FOR IMMEDIATE RELEASE

Company name:	Otsuka Holdings Co., Ltd.
Representative name:	Tatsuo Higuchi President and Representative Director, CEO
Stock ticker:	4578, Tokyo Stock Exchange, First Section
Contact:	Yuji Kogure Director, Investor Relations Department
Telephone:	+81-3-6361-7411

Otsuka Pharmaceutical Completes Acquisition of Avanir Pharmaceuticals

Tokyo, Japan – January 13, 2015 – Otsuka Holdings Co., Ltd. (“Otsuka Holdings”) announced today that its wholly-owned subsidiary, Otsuka Pharmaceutical Co., Ltd. (“Otsuka Pharmaceutical”), successfully completed, through its wholly-owned indirect subsidiary Bigarade Corporation, its acquisition of Avanir Pharmaceuticals, Inc. (NASDAQ: AVNR) (“Avanir”) for US $17.00 per share, net to the seller in cash, without interest and less any required withholding taxes. The acquisition was effected through a tender offer (“Tender Offer”), which was commenced on December 12, 2014, New York time and expired at 12:00 midnight, New York time at the end of January 12, 2015, followed by a merger on January 13, 2015. As a result of the merger, Avanir’s common stock has leased to be traded on the NASDAQ as of January 13, 2015 and will no longer be listed.

1.	Outline of the Tender Offer

1)	Offeror in the Public Tender Offer

Bigarade Corporation

2)	Company Subject to the Public Tender Offer

Avanir Pharmaceuticals, Inc.

3)	Type of Stock that is to be Acquired

All issued and outstanding shares of common stock

4)	Tender Offer Price

US $17.00 (Seventeen Dollars) per share of common stock

5)	Tender Offer Period

From December 12, 2014 until 12:00 midnight at the end of January 12, 2015, New York time

6)	Minimum number of shares tendered

Bigarade Corporation will consummate the Tender Offer in the event that more than 50% of the issued and outstanding shares of Avanir’s common stock are tendered.

2.	Results of the Tender Offer

1)	Status of Tendered Shares (as of 12:00 midnight at the end of January 12, 2015, New York time)

Ratio of the number of shares planned to be purchased to the number of outstanding shares: 100%

Ratio of the number of shares validly tendered and not withdrawn to the number of outstanding shares (the number of tendered shares): 62.6% (121,815,032 shares)

(Not including 3.1% (5,956,856 shares) tendered through Notice of Guaranteed Delivery*1)

2)	Outcome of the Tender Offer

Because the number of tendered shares satisfies the minimum condition set forth in 1. (6) above, Bigarade Corporation has purchased all tendered shares and such shares were converted into the right to receive US $17.00 per share net to the seller in cash, without interest thereon and less any applicable withholding taxes.

*1 Notice of Guaranteed Delivery

Notice of Guaranteed Delivery is a document enabling a stockholder who is unable for certain reasons to complete the required procedures to tender shares prior to the expiration of the tender offer to do so through an eligible financial institution within three trading days following the closing of the tender offer.

3.	Completion of the Acquisition

Thereafter on January 13, 2015 New York time, in accordance with Delaware law, Bigarade Corporation completed a short-form merger with and into Avanir with Avanir continuing as the surviving corporation and wholly-owned subsidiary of Otsuka Pharmaceutical, thereby consummating Otsuka Pharmaceutical’s acquisition of Avanir. At the effective time of the merger on January 13, 2015 New York time, non-tendered shares of Avanir (other than shares of common stock held in the treasury of Avanir or by Otsuka Pharmaceutical, Bigarade Corporation or any other direct or indirect wholly owned subsidiary of Avanir or Otsuka Pharmaceutical, which were canceled without consideration and extinguished, or by stockholders of Avanir who validly exercised their appraisal rights under Delaware law with respect to such shares) were canceled and converted into the right to receive US $17.00 per share net to the stockholder in cash, without interest thereon and less any applicable withholding taxes.

4.	Conversion of Target to Subsidiary

1)	Reason for Transfer

As a result of the Tender Offer and merger, Avanir was converted into a consolidated subsidiary of Otsuka Holdings.

2)	Number of Shares Held, Amount, and Share Ownership Before and After Purchase

Shares held before purchase	0 shares (Share of voting rights : 0%)
Shares purchase	194,689,042 shares
Purchase amount	Approximately US$3,560 million*2
Shares held after purchase	194,689,042 shares (Share of voting rights: 100%)

*2 Advisory and related fees have been included.

3)	Outline of Company Converted into a Subsidiary

Corporate name	Avanir Pharmaceuticals, Inc.

Date established	August, 31, 1988

Representative	Keith A. Katkin, President and Chief Executive Officer

Address	30 Enterprise, Suite 400 Aliso Viejo, CA 92656, US

Major business activities	Development, manufacturing and sales of pharmaceutical products

Capital	US 19,366 dollars (as of September 30, 2014)

Number of shares outstanding	193,508,327 shares of Common Stock (as of September 30, 2014)

Fiscal year end	September

Number of employees	485 (as of September 30, 2014)

Major shareholders and percentage of ownership (as of December 1, 2014)	Baker Brother Life Sciences, L.P. 16.9% T. Rowe Price Associates, Inc. 14.5% Fidelity Management and Research LLC 10.6%

Relationship with Otsuka Holdings Co., Ltd.	There is no capital, personnel or transactional relationship between Avanir and Otsuka Holdings that needs to be disclosed.

Trend in Financial Results in Three Most Recent Fiscal Years

(In thousands of dollars)	Year ended September 2014	Year ended September 2013	Year ended September 2012
Sales	115,029	75,365	41,275
Operating income (loss)	(46,344)	(71,426)	(58,402)
Net earnings	(50,436)	(75,475)	(59,743)
Total assets	306,983	76,079	86,011
Net assets	273,389	18,471	36,837
Net assets per share (dollars)	1.69	0.12	0.27
Net income per share (dollars)	(0.31)	(0.53)	(0.45)
Dividends per share (dollars)	—	—	—

4)	Conversion Date

January 13, 2015, New York time

4.	Prospects

We will provide an additional notification once the details are fixed regarding the impact that this acquisition will have on our consolidated financial results.

Forward-looking Statements

This press release contains forward-looking statements with respect to the tender offer and related transactions, including without limitation statements regarding the anticipated benefits of the transaction and any statements of assumptions underlying the foregoing. Words such as “expects,” “anticipates,” “believes,” “plans,” “intends,” “estimates,” “projects,” “forecasts,” “outlook,” and similar expressions are also intended to identify forward-looking statements. The statements involve known and unknown risks, uncertainties, and other factors which may cause the company’s actual results, earnings, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the following: general industry and market conditions, general domestic and international economic conditions such as interest rate and currency exchange fluctuations, technological advances and patents attained by competitors, challenges inherent in new product development and clinical trials, claims and concerns about product safety and efficacy, obtaining regulatory approvals, domestic and foreign healthcare reforms, and healthcare cost containment, laws and regulations affecting domestic and foreign operations, and failure to gain market acceptance or third-party consents. We will not undertake and specifically decline any obligation to update or correct any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.